September 17, 2024

Woo-Sung Chung
Chief Financial Officer
NRG Energy, Inc.
910 Louisiana Street
Houston, Texas 77002

        Re: NRG Energy, Inc.
            Form 10-K for the Fiscal Year ended December 31, 2023
            Filed February 28, 2024
            File No. 001-15891
Dear Woo-Sung Chung:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 44

1. We note your disclosure under Regulatory Matters on page 158, indicating you had taken action to comply with the Retail Reset Order issued by the New York State Public Service
       Commission (NYSPSC) prior to the effective date of April 16, 2021. You explain that the order limited ESCO's offers for electric and natural gas to three products.

       However, you state that on January 8, 2024 the NYSPSC notified eight of your retail energy suppliers of alleged non-compliance, to include having not transitioned residential customers to one of the three compliant products as required by the order. You state that the matter has the potential to negatively impact your retail business in New York.

       Given the apparent significance of the retail business among your Operational Statistics on page 12, it appears that you should expand MD&A to clarify the nature and extent of your exposure, to include the reasonably likely impact on revenues and earnings of your
       New York retail business, the East operating segment, and consolidated results, to comply with Item 303 of Regulation S-K. Please also clarify the nature and extent of any actions
 September 17, 2024
Page 2

       that you are undertaking to ensure compliance or to resolve non-compliance with the order, as well as the timeframe within which you expect the matter to resolve.

       Please expand the disclosures in the notes to your financial statements to similarly clarify the nature of your exposure and responsibility for compliance relative to the actions of your suppliers, and to include your estimate of reasonably possible loss or range of reasonably possible loss to comply with FASB ASC 450 as appropriate.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation